                          FIBERNET TELECOM GROUP, INC.
                              570 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022

                       STATEMENT PURSUANT TO SECTION 14(f)
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER



         This Information Statement is being mailed on May 12, 1999 to holders of record on May 7, 1999 ("Record Date") of shares of Common Stock, $.001 par value per share ("Common Stock"), of FiberNet Telecom Group, Inc. (the "Company") and to holders on the Record Date of shares of the Series C Preferred Stock, $.001 par value per share ("Series C Preferred Stock") of the Company (holders of the Common Stock and the Series C Preferred Stock referred to as the "Stockholders") pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. This Information Statement is being delivered to the Stockholders to provide information regarding anticipated changes in the Board of Directors (the "Board") of the Company and is provided for informational purposes only. No action on your part is sought or required.

         On May 7, 1999, the Company entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with certain purchasers named therein (the "Purchasers") for the sale of $13.9 million aggregate amount of 4% to 8% Senior Secured Convertible Notes ("Notes") of the Company and 133,333 shares of Series C Preferred Stock, each of which is convertible into shares of Common Stock, and approximately 7.9 million five-year warrants to purchase shares of Common Stock of the Company at $.67 to $1.50 per share ("Warrants"). The Company may also sell an additional $1.5 million of securities on substantially the same terms as those described above (the above events and the other transactions contemplated by the Securities Purchase Agreement are referred to as the "Transaction"). The Transaction resulted in a change of control because the Purchasers own approximately 49.4% of the issued and outstanding Common Stock of the Company assuming the conversion of all the Notes, Warrants, Series C Preferred Stock, and other options to purchase shares of Common Stock into Common Stock. Certain Purchasers will also have voting rights for shares held by certain beneficial owners of more than 5% of the Common Stock of the Company pursuant to an irrevocable proxy signed in connection with the Transaction.

         As part of the Transaction, the size of the Board increased from three to six directors, with the addition of Michael S. Liss, Timothy P. Bradley and Richard Sayers on the Record Date, although Mr. Liss did not commence service as a Director on the Board until May 11, 1999. The Transaction also contemplates that on the date ten (10) days after the date of this Information Statement (the "Change of Control Date"), (i) Santo Petrocelli, Sr., Frank Chiaino and Lawrence S. Polan will resign from the Board, and
(ii) Roy (Trey) D. Farmer III, Charles J. Mahoney and Joseph Tortoretti will be elected to the Board. Those persons elected to the Board on the Record
Date and the Change of Control Date will constitute a majority of the directors of the Board of the Company.

                       VOTING SECURITIES OF THE REGISTRANT

         The Company has four classes of stock entitled to vote, of which only the Company's Common Stock, and the Company's Series C Preferred Stock are issued and outstanding. On May 7, 1999, there were approximately 16,000,000 shares of Common Stock issued and outstanding and 133,333 shares of Series C Stock issued and outstanding. Each holder of Common Stock is entitled to one vote per share of Common Stock and each holder of Series C Preferred Stock is entitled to 117.03 votes per share of Series C Preferred Stock.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information concerning the beneficial ownership of the Common Stock of the Company as of the Change of Control Date assuming the conversion of the Notes, Warrants and Series C Preferred Stock, as well as certain other warrants and stock options issued by the Company for shares of Common Stock, into Common Stock by (i) each entity known by the Company to own beneficially more than 5% of the Common Stock, (ii) the directors added to the Board on the Record Date and the directors to be elected to the Board on the Change of Control Date, and (iii) the executive officers of the Company prior to and after the Transaction. Unless otherwise specified, the address for each of the individuals below is 570 Lexington Avenue, New York, NY 10022.

                                             BENEFICIAL OWNERSHIP(1)

                                            NUMBER OF      PERCENT
NAME OF BENEFICIAL OWNER                     SHARES        OF CLASS
SMFS, Inc.(2)(3)                             7,090,000       20.2
c/o Petrocelli Communications Company
12-12 43rd Avenue
Long Island City, NY 11101

Trident Telecom Partners LLC(4)              5,751,332       16.4
350 Park Avenue, 14th Floor
New York, NY 10022

Signal Capital Partners, L.P(5)              5,415,667       15.5
10 East 53rd Street
New York, NY 10022

Joseph Tortoretti(3)(6)                      4,215,000       12.0

Michael Lauer(7)                             2,753,333        7.8
980 Post Road East
Westport, CT 06880

Michael S. Liss(8)                           1,668,334        4.8

Charles J. Mahoney                                  __         __
Tishman Speyer Properties
520 Madison Avenue
New York, NY 10022

                                                 (Table continued on next page)

Richard Sayers(9)                              281,500          *
Taurus Telecommunication, Inc.
3625 Ridge Run
Canandaigua, NY 14424

Timothy P. Bradley(10)                       5,415,667       15.5
Signal Capital Partners, L.P.
10 E. 53rd Street
New York, NY 10022

Roy (Trey) D. Farmer III(11)                   325,000          *

Frank Chiaino(12)                              190,000          *
6700 Song Hill Lane
Rochester, NY 14564

All executive officers and directors
as of the Change of Control Date as         11,905,501       34.0
a Group (6 persons)


------------------------------------


*     Less than one percent.

(1) As of the Record Date, there are approximately 16,000,000 shares of Common Stock and 133,333 shares of Series C Preferred Stock of the Company issued and outstanding. All calculations in this table assume the conversion of the Series C Preferred Stock, Notes, Warrants and other stock options and warrants into Common Stock and measure percentage of ownership of the class of Common Stock accordingly.

(2) Owned or beneficially owned by SMFS, Inc. or Santo Petrocelli, Sr., who is the majority shareholder of SMFS, Inc., and will resign as Director of the Company on the Change of Control Date and resigned as Chairman of the Company on the Record Date. Includes 190,000 shares issuable upon exercise of options exercisable within 60 days of the Record Date.

(3) Shares subject to an irrevocable proxy dated as of the Record Date under which such voting rights and other rights connected with such shares will be voted by certain Purchasers for the earlier of three years from the Record Date or the occurrence of other events.

(4) Includes warrants to purchase Common Stock issued to Trident Technology Partners LLC ("Trident"), an affiliate of Trident Telecom Partners LLC, as part of a loan facility to the Company which was repaid by the Company on the Record Date (the "Bridge Warrants"). Trident will distribute the Bridge Warrants after the Change of Control Date.

(5) Includes 33,333 Warrants issued as part of the Transaction to purchase shares of Common Stock held by Signal Capital Management Corp., an affiliate of Signal Capital Partners, L.P. ("Signal").

(6) Owned or beneficially owned by LTJ Group, Inc. or Joseph Tortoretti, who is the majority shareholder of LTJ Group, Inc., and will be elected to be a Director of the Company on the Change of Control Date. Includes 190,000 shares issuable upon exercise of options exercisable within 60 days of the Record Date.

(7) Michael Lauer is the investment manager of Lancer Offshore, Inc. ("Lancer Offshore") and the largest shareholder of Lancer Partners LP. Mr. Lauer and his affiliates, Lancer Offshore and Lancer Partners LP are the record owners of approximately 2.2 million shares of Common Stock, and Mr. Lauer, through Lancer Offshore, was a Purchaser under the Securities Purchase Agreement. Includes shares of Common Stock issuable upon conversion of Notes, Warrants and Series C Preferred Stock issued to Lancer as a Purchaser in the Transaction.

(8) Owned or beneficially owned by Concordia Telecom Management, L.L.C. ("Concordia") or Michael S. Liss, who is the sole member of Concordia. Mr. Liss was elected to be a Director of the Board and President and Chief Executive Officer of the Company on the Record Date, although Mr. Liss did not commence his service as President, Chief Executive, Officer and a Director until May 11, 1999. Includes shares of Common Stock issuable upon the conversion of Notes, Warrants, Series C Preferred Stock and other stock options and Bridge Warrants issued to Concordia or Mr. Liss which are exercisable within 60 days of the Record Date.

(9) Owned or beneficially owned by Taurus Telecommunication, Inc. ("Taurus") or Richard Sayers, who is the majority shareholder of Taurus and was elected to be a Director of the Board on the Record Date. Includes shares of Common Stock issuable upon conversion of Notes, Warrants, Series C Preferred Stock, other stock options and Bridge Warrants issued to Taurus which are exercisable within 60 days of the Record Date.

(10) Represents shares beneficially owned by Timothy P. Bradley, who is a Managing Partner of Signal and Signal Partners LLC. Mr. Bradley disclaims beneficial ownership of all such shares owned by Signal and its affiliates except to the extent of his pecuniary interest therein. Mr. Bradley was elected to be a Director of the Board on the Record Date.

(11) Includes 200,000 Warrants for shares of Common Stock held by Trident for Mr. Farmer, who was, until the Record Date, a partner at Sterling Capital LLC, an affiliate of Trident, as well as options for Common Stock exercisable within 60 days of the Record Date. Mr. Farmer will be elected to be a Director of the Board on the Change of Control Date.

(12) Mr. Chiaino resigned as President and Chief Executive Officer on the Record Date and will resign as a Director of the Board of the Company on the Change of Control Date. Includes 190,000 shares issuable upon exercise of options exercisable within 60 days of the Record Date.


                       CHANGE IN CONTROL OF THE REGISTRANT

         Pursuant to the Transaction, the Purchasers purchased the Notes, the Series C Preferred Stock and the Warrants, which resulted in a change of control because, assuming the conversion of the Notes, Warrants, Series C Preferred Stock and various stock options for Common Stock into Common Stock, the Purchasers own approximately 49.4% of the issued and outstanding Common Stock of the Company, as well as voting rights to shares of Common Stock held by persons indicated in the security ownership table above and shares of Common Stock beneficially owned by LPS Consultants, Inc. through an irrevocable proxy ("Proxy"). The Proxy provides that certain Purchasers, pursuant to the terms of the Securities Purchase Agreement, shall serve as the attorneys and proxies for the shares of Common Stock held by those entities described above. The Notes are convertible into shares of Common Stock at $1.50 per share and the Warrants are exercisable at $.67 to $1.50 per share. The Series C Preferred Stock is also convertible to Common Stock at $1.50 per share.

         As part of the Transaction, the size of the Board increased from three to six directors with the addition of Messrs. Liss, Bradley and Sayers. The Transaction also contemplates that on the Change of Control Date, (i) Messrs. Petrocelli, Chiaino and Polan will resign from the Board, and (ii) Messrs. Farmer, Mahoney and Tortoretti will be elected to the Board. Those persons elected to the Board on the Record Date and the Change of Control Date will constitute a majority of the directors of the Board of the Company.

         In addition, as part of the Transaction, Messrs. Petrocelli, Polan and Chiaino resigned from all executive officer and other officer positions in the Company held by them on the Record Date.


                        DIRECTORS AND EXECUTIVE OFFICERS


IDENTIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth certain information regarding (i) the directors elected to the Board on the Record Date and the directors to be elected to the Board on the Change of Control Date and (ii) the executive officers of the Company after the Transaction. Unless otherwise indicated, positions held are within the Company and the address of each executive officer is 570 Lexington Avenue, New York, New York 10022.

              NAME OF CURRENT DIRECTORS
               AND EXECUTIVE OFFICERS        AGE                 CURRENT PRINCIPAL OCCUPATION
               ----------------------        ---                 ----------------------------
Michael S. Liss                               44    President, Chief Executive Officer and Director

Charles J. Mahoney                            61    Director

Richard Sayers                                62    Director

Timothy P. Bradley                            37    Director

Roy (Trey) D. Farmer III                      28    Director and Executive Vice President

Joseph Tortoretti                             51    Director


         Timothy P. Bradley has served as a Director of the Company since May 7, 1999 and has been a Managing Partner with Signal Capital Partners, L.P. and Signal Partners LLC since 1996. Prior to 1996, Mr. Bradley served as a partner with Exeter Equity Partners, L.P, where he was employed from 1992 to 1996.

         Roy (Trey) D. Farmer III has served as an Executive Vice President and a Director of the Company since May 11, 1999. From 1998 to 1999, Mr. Farmer was a partner at Sterling Capital

LLC. Prior to joining Sterling Capital, Mr. Farmer worked with a group of strategic consulting firms based in New York City that repositioned technology companies from 1996 to 1998. From 1994 to 1996, Mr. Farmer was pursuing graduate degrees and teaching at Harvard University and Yale University.

         Michael S. Liss has served as President and Director of FiberNet Telecom Group, Inc. since May 11, 1999. From 1994 to 1999, Mr. Liss was a Managing Director of Lazard Freres & Co. LLC and, prior to that time, he was a Senior Managing Director of Bear, Stearns & Co. Inc.

         Charles Mahoney has been a Senior Managing Director and Managing Director with Tishman Speyer Properties since 1990.

         Richard Sayers has served as a Director of the Company since May 7, 1999. Since 1996, Mr. Sayers has served as the President of Taurus Telecommunications, Inc., a private consulting company in the telecommunications industry. From 1994 to 1996, Mr. Sayers was the Vice Chairman of ACC Corp. and President of its international group, serving as Chairman of ACC Telenterprises (ACC-Canada) and Chairman of ACC Long Distance, United Kingdom.

         Joseph Tortoretti is a founder of the Company, and has provided consulting services to the Company since 1996. From 1993 to 1995, Mr. Tortoretti served as President, Chief Executive Officer and a Director of FiberNet Inc. and FiberNet USA, Inc.

         After the Change of Control Date, Company intends to form new Audit and Compensation Committees. Once formed, the Audit Committee will review the financial results of the Company with the Company's auditors, will work with the Company's auditors in preparing the Company's financial statements and will make recommendations to the Board as to the selection of auditors and other accounting professionals. Once formed, the Compensation Committee's primary function will be to determine and set forth the compensation arrangements for the Company's executive officers and directors on the Board, as well as to set the compensation arrangements for employees of the Company.


                     CERTAIN TRANSACTIONS AND RELATIONSHIPS

         Santo Petrocelli, Sr. is Chairman and a Director of FiberNet Telecom Group, Inc. until his resignation on the Change of Control Date and, is also President and Chief Executive Officer of Petrocelli Electric Company, Petrocelli Communications Company, SMFS, Inc. ("SMFS") and Petrocelli Industries Incorporated. In addition, he is a Director of National Abatement Corporation. Petrocelli Industries Incorporated has provided management, marketing and administrative services to the Company and its affiliates. As a result of an open bidding process through an independent third party, the Company in 1997 entered into three separate contracts with Petrocelli Electric totaling approximately $2.5 million to provide electrical contracting for the construction of premises distribution systems in three commercial buildings. The Company and SMFS entered into a three-year consulting agreement dated as of January 1, 1998 whereby SMFS would provide consulting services. This consulting agreement was terminated on the Record Date.

         Joseph Tortoretti is the majority shareholder of Landtel Telecommunications Group, Inc. ("Landtel"), which provides engineering services and network development and was retained to provide consulting work to the Company pursuant to a consulting agreement dated as of January 1, 1998, and amended on the Record Date, for a term ending on December 31, 2000. In consideration for services rendered, the Company is obligated for payment to Landtel of $125,000 per annum. LTJ Group, Inc. and Landtel are both controlled by Mr. Tortoretti, who will also be elected to be a Director of the Board on the Change of Control Date.

         Lawrence S. Polan is a Director of FiberNet Telecom Group, Inc., but will resign from such position on the Change of Control Date. He is also Vice President and Chief Financial Officer for Petrocelli Electric Company, Petrocelli Communications Company and Petrocelli Industries Incorporated. In addition, he controls LPS Consultants, Inc. ("LPS"). Pursuant to a three-year agreement with the Company dated as of January 1, 1998, LPS provided financial consulting services at an annual rate of $75,000. The Company terminated this consulting agreement on the Record Date.

         The Company may have continuing relationships with Mr. Petrocelli, Landtel and LPS. However, management believes that the terms and conditions of such dealings will be fair and reasonable to the Company and based upon terms that would be no less beneficial than could be negotiated with unrelated parties.


                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS


EXECUTIVE COMPENSATION

         The following table sets forth certain information with respect to the compensation paid by the Company for the fiscal years ended December 31, 1997 and 1998 and long-term compensation for the Company's Chief Executive Officer and other named executive officers:

                                                                                                LONG-TERM
                                                    ANNUAL COMPENSATION                    COMPENSATION AWARDS
                                                                        OTHER                              ALL
        NAME AND                                                        ANNUAL         SECURITIES         OTHER
 PRINCIPAL POSITION IN                    SALARY        BONUS        COMPENSATION      UNDERLYING      COMPENSATION
        1998(1)                YEAR          $            $               $           OPTIONS (#)           $
Santo Petrocelli, Sr.,         1998        150,000       --               --                  --             --
Chairman(2)                    1997        120,000       --               --             190,000             --

Frank Chiaino, President,
CEO(3)                         1998        125,000       --               --             300,000             --

Lawrence S. Polan(4)           1998             --       --               --                  --             --
                               1997             --       --               --             190,000             --


                                              (See footnotes on following page)

---------------------------


(1) For the fiscal years ended December 31, 1996 and 1997, the only named executive officers of the Company were Santo Petrocelli, Sr., who served as Chairman, President and Chief Executive Officer and Lawrence S. Polan, who served as Vice President and Chief Financial Officer. No compensation was paid to any named executive officer for the fiscal year ended December 31, 1996. For the fiscal year ended December 31, 1997, only Mr. Petrocelli received compensation for his services.

 (2) Mr. Petrocelli resigned as President and Chief Executive Officer on January 1, 1998. As of January 1, 1998, the Company entered into a three-year employment agreement with Santo Petrocelli, Sr., the Company's Chairman, which provides for an annual base salary of $150,000 plus a bonus at the Board's discretion. Mr. Petrocelli resigned as President and Chief Executive Officer on January 1, 1998. On the Record Date, Mr. Petrocelli resigned as Chairman of the Company.

(3) As of January 1, 1998, the Company entered into a three-year employment agreement with Frank Chiaino to serve as the Company's President and Chief Executive Officer for an annual base salary of $125,000 plus a bonus at the Board's discretion. As part of the Transaction, Mr. Chiaino's employment agreement with the Company was terminated.

(4) Mr. Polan resigned from the positions of Vice President and Chief Financial Officer in 1998. He did not receive compensation for the fiscal years ended December 31, 1996 and 1997.


                            OPTIONS/SAR GRANTS TABLE

                                    NO. OF SECURITIES             PERCENT OF TOTAL          EXERCISE OF
                                   UNDERLYING OPTION/         OPTIONS/SARS GRANTED TO        BASE PRICE      EXPIRATION
            NAME                   SAR(S) GRANTED (#)         EMPLOYEES IN FISCAL YEAR       ($/SHARE)          DATE
             (a)                           (b)                          (c)                     (d)              (e)
       Frank Chiaino(1)                   300,000                         44.5                   $1.95         5/7/2002

(1) Pursuant to agreements between the Company and Mr. Chiaino, each of which is dated as of the Record Date, (i) 150,000 options granted to Mr. Chiaino on January 1, 1998 vested as of the Record Date and are exercisable at $1.95 per share of Common Stock for a period of three years from the Record Date, and (ii) 150,000 options granted to Mr. Chiaino on February 25, 1998 were cancelled on the Record Date.

         On the Record Date, Michael S. Liss was elected President and Chief Executive Officer for the Company, but did not commence service in such positions until May 11, 1999. Pursuant to a two-year Employment Agreement dated as of the Record Date with the Company, Mr. Liss will receive $250,000 per annum plus a bonus to be determined by the Board. In addition, he received options for 25,000 shares of Common Stock under the Company's 1999 Stock Option Plan, which was adopted by the Board on the Record Date, subject to shareholder approval, exercisable at $4.00 per share. Mr. Liss also received options to purchase 100,000 shares of Common Stock exercisable at $4.00 per share.

         The Company also entered into a two-year Employment Agreement dated as of the

Record Date with Roy (Trey) D. Farmer III pursuant to which Mr. Farmer will serve as Executive Vice President beginning on May 11, 1999 and receive an annual salary of $175,000 plus a bonus to be determined by the Board. In addition, Mr. Farmer received options for 25,000 shares of Common Stock pursuant to the 1999 Stock Option Plan exercisable at a price of $4.00 per share, and 100,000 options for shares of the Company's Common Stock exercisable at $4.00 per share.


                            COMPENSATION OF DIRECTORS

         The Board has not yet established amounts to be paid to Directors for their services on the Board, but intends to adopt a policy for compensation to Directors after the Change of Control Date.


                              EMPLOYMENT CONTRACTS

         On May 7, 1999, the Company entered into an agreement with Frank Chiaino, the Company's former President and CEO, to terminate his employment agreement dated January 1, 1998. Additionally, Mr. Petrocelli resigned as Chairman of the Company on the Record Date.

         The Company also entered into separate employment agreements with Michael S. Liss and Roy (Trey) D. Farmer III on the Record Date as described above, although the term of the Employment Agreements with Messrs.
Liss and Farmer commenced on May 11, 1999.




May 12, 1999                                 FIBERNET TELECOM GROUP, INC.
                                             570 Lexington Avenue
                                             New York, NY  10022